Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
[FIDELITY FEDERAL BANK& TRUST LOGO OMITTED]


TO:      Staff                                                 November 10, 2006

FROM:    Vince A. Elhilow
         Chairman and CEO

RE:      Merger Update


We are making significant progress on our journey to merge with National City and are working toward close and finalizing a timeframe for the core conversion.

When we announced the merger, we committed to communicate by mid-November with those employees whose positions will be impacted. We completed those discussions this week. We are hopeful that those affected will consider other opportunities that may be available within our company and National City. Applications for available National City positions will be rapidly processed as part of the Job Opportunity Program, details on which are included in the attached issue of Transition News.

We recognize that job placements will not be possible in every instance. To assist impacted employees during their career transition, we will provide resources and support, including eligibility for severance benefits and outplacement services. These changes are difficult for all of us, and I want to personally thank all our employees for your patience, hard work and dedication to getting the job done.

During the next few weeks, employees who were not informed of job impacts will receive information about their future roles, including details from their managers on any changes to position responsibilities that will result from the integration of our companies.

Thank you for your continued support, and, as always, for providing our customers with the high quality service they deserve and expect.


                                *****************

Department/Branch Managers are asked to provide a copy of this e-mail to those employees who do not have e-mail.

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In connection with the proposed  transaction,  a registration  statement on Form
S-4 will be filed with the United  States  Securities  and  Exchange  Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites,
www.nationalcity.com   and   www.fidelityfederal.com.   Copies   of  the   proxy
statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street,
Locator   01-2229,   Cleveland,   OH  44114   Attention:   Investor   Relations,
1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The  respective  directors and executive  officers of National City and Fidelity
Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers;
increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
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